 1-A/A LIVE 0001651699 XXXXXXXX 024-10491 false false true Punch TV Studios Inc. DE 2014 0001651699 4833 46-5033791 1 0 1123 EAST REDONDO BLVD. SUITE 200 INGLEWOOD CA 90302 909-486-4742 Joseph Collins Other 24.00 0.00 0.00 1300000.00 1302047.00 21000.00 0.00 21000.00 1280574.00 1302047.00 34490.00 137641.00 168683.00 271834.00 0.00 0.00 Daniel R. Leonard 0 0 0 true true false Tier2 Audited Equity (common or preferred stock) Y N N Y N N 50000000 125000000 1.00 50000000.00 0.00 0.00 0.00 50000000.00 false true AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 true